FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	News Release dated July 31, 2010 Audited Unconsolidated Financial Results for the Quarter Ending June 30, 2010 Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 31, 2010	By:	/s/ Ranganath Athreya
			Name:	Ranganath Athreya

			Title:	General Manager - Joint Company Secretary & Head Compliance - Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 31, 2010

Performance Review – Quarter ended June 30, 2010

•	17% year-on-year increase in profit after tax to Rs. 1,026 crore (US$ 221 million) for the quarter ended June 30, 2010 from Rs. 878 crore (US$ 189 million) for the quarter ended June 30, 2009

•	Current and savings account (CASA) ratio increased to 42.1% at June 30, 2010 from 30.4% at June 30, 2009

•	Net non-performing asset ratio decreased to 1.62% at June 30, 2010 from 2.19% at June 30, 2009

•	Provisioning coverage ratio increased to 64.8% at June 30, 2010 from 51.1% at June 30, 2009

•	Strong capital adequacy ratio of 20.2% and Tier-1 capital adequacy of 14.0%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2010.

Profit & loss account

•	Profit after tax increased 17% to Rs. 1,026 crore (US$ 221 million) for the quarter ended June 30, 2010 (Q1-2011) from Rs. 878 crore (US$ 189 million) for the quarter ended June 30, 2009 (Q1-2010).

•	Fee income increased 7% to Rs. 1,413 crore (US$ 304 million) in Q1-2011 from Rs. 1,319 crore (US$ 284 million) in Q1-2010.

•	Operating expenses (including direct marketing agency expenses) decreased 2% to Rs. 1,461 crore (US$ 315 million) in Q1-2011 from Rs. 1,494 crore (US$ 322 million) in Q1-2010.

•	Provisions decreased 40% to Rs. 798 crore (US$ 172 million) in Q1-2011 from Rs. 1,324 crore (US$ 285 million) in Q1-2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Balance sheet

The Bank continued to invest in expansion of its branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products. The branch network of the Bank has increased to 2,016 branches at June 30, 2010, the largest branch network among private sector banks in the country.

CASA deposits increased 32% to Rs. 84,618 crore (US$ 18.2 billion) at June 30, 2010 from Rs. 63,977 crore (US$ 13.8 billion) at June 30, 2009 and the CASA ratio increased to 42.1% at June 30, 2010 from 30.4% at June 30, 2009.

Total deposits of the Bank were Rs. 200,913 crore (US$ 43.3 billion) at June 30, 2010, compared to Rs. 202,017 crore (US$ 43.5 billion) at March 31, 2010. The loan book of the Bank increased to Rs. 184,378 crore (US$ 39.7 billion) at June 30, 2010 from Rs. 181,206 crore (US$ 39.0 billion) at March 31, 2010.

The total assets of the Bank at June 30, 2010 were Rs. 363,997 crore (US$ 78.4 billion).

Capital adequacy

The Bank’s capital adequacy at June 30, 2010 as per Reserve Bank of India’s guidelines on Basel II norms was 20.2% and Tier-1 capital adequacy was 14.0%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased by 25% to Rs. 3,514 crore (US$ 757 million) at June 30, 2010 from Rs. 4,667 crore (US$ 1,005 million) at June 30, 2009. The Bank’s net non-performing asset ratio decreased to 1.62% at June 30, 2010 from 2.19% at June 30, 2009. The Bank’s provisioning coverage ratio computed in accordance with the RBI guidelines at June 30, 2010 was 64.8% compared to 51.1% at June 30, 2009.

Insurance subsidiaries

ICICI Life maintained its position as the largest private sector life insurer based on retail new business weighted received premium during Q1-2011. ICICI Life’s new business annualised premium equivalent (APE) increased by 90% to Rs. 1,182 crore (US$ 254 million) in Q1-2011 from Rs. 622 crore (US$ 134 million) in Q1-2010. ICICI Life’s renewal premium in Q1-2011 was Rs. 1,988 crore (US$ 428 million). ICICI Life’s unaudited new business profit (NBP) increased by 91% to Rs. 225 crore (US$ 48 million) in Q1-2011 from Rs. 118 crore (US$ 25 million) in Q1-2010. Assets held increased 38% to Rs. 59,547 crore (US$ 12.8 billion) at June 30, 2010 from Rs. 43,035 crore (US$ 9.3 billion) at June 30, 2009.

For Q1-2011, ICICI Prudential Life Insurance Company (ICICI Life) reported a loss after tax of Rs. 116 crore (US$ 25 million), before accounting for a surplus of Rs. 235

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

crore (US$ 51 million) in the non-participating policyholders’ funds, which would be transferred at the end of the financial year based on the appointed actuary’s recommendation. If this surplus were transferred in Q1-2011, the profit after tax of ICICI Life for the quarter would have been Rs. 119 crore (US$ 26 million).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during Q1-2011. ICICI General’s premium income in Q1-2011 increased by 27% to Rs. 1,118 crore (US$ 241 million) from Rs. 878 crore (US$ 189 million) in Q1-2010. ICICI General’s profit after tax was Rs. 33 crore (US$ 7 million) in Q1-2011 compared to Rs. 38 crore (US$ 8 million) in Q1-2010.

Securities and asset management subsidiaries

ICICI Prudential Asset Management Company’s profit after tax increased by 68% to Rs. 32 crore (US$ 7 million) in Q1-2011 from Rs. 19 crore (US$ 4 million) in Q1-2010.

ICICI Securities’ profit after tax increased by 79% to Rs. 25 crore (US$ 5 million) in Q1-2011 from Rs. 14 crore (US$ 3 million) in Q1-2010.

Overseas banking subsidiaries

ICICI Bank UK’s profit after tax increased to USD 9.0 million in Q1-2011 from USD 4.9 million in Q1-2010. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 18.4% at June 30, 2010. The proportion of retail term deposits in total deposits increased to 69% at June 30, 2010 from 63% at June 30, 2009.

ICICI Bank Canada’s profit after tax decreased to CAD 6.5 million in Q1-2011 from CAD 8.9 million in Q1-2010. ICICI Bank Canada’s capital position remained strong with a capital adequacy ratio of 22.5% at June 30, 2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated profits

Consolidated profit after tax of the Bank increased by 5% to Rs. 1,091 crore (US$ 235 million) in Q1-2011 from Rs. 1,035 crore (US$ 223 million) in Q1-2010.  If the surplus in non-participating policyholders’ funds of ICICI Life were transferred in Q1-2011, the Bank’s consolidated profit after tax for Q1-2011 would have been Rs. 1,264 crore (US$ 272 million).

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q1-2010	Q1-2011	FY2010
Net interest income	1,985	1,991	8,114
Non-interest income	2,090	1,680	7,478
- Fee income	1,319	1,413	5,650
- Lease and other income	57	163	647
- Treasury income	714	104	1,181
Less:
Operating expense	1,467	1,425	5,593
Expenses on direct market agents (DMAs) 1	27	36	125
Lease depreciation	52	22	142
Operating profit	2,529	2,188	9,732
Less: Provisions	1,324	798	4,387
Profit before tax	1,205	1,390	5,345
Less: Tax	327	364	1,320
Profit after tax	878	1,026	4,025
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	March 31, 2010	June 30, 2009	June 30, 2010
Assets
Cash & bank balances	38,874	30,528	30,445
Advances	181,206	198,102	184,378
Investments	120,893	114,247	127,571
Fixed & other assets	22,427	24,542	21,603
Total	363,400	367,419	363,997
Liabilities
Networth	51,618	50,193	52,823
- Equity capital	1,115	1,113	1,116
- Reserves	50,503	49,080	51,707
Deposits	202,017	210,236	200,913
CASA ratio	41.7%	30.4%	42.1%
Borrowings1	94,264	91,231	94,997
Other liabilities	15,501	15,759	15,264
Total	363,400	367,419	363,997
1.	Borrowings include preference shares amounting to Rs. 350 crore.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank has announced the amalgamation of Bank of Rajasthan with ICICI Bank, subject to necessary approvals. There can be no assurance that these approvals will be obtained or of the time involved therein. The proposed amalgamation would be governed by the provisions of Section 44A of the Banking Regulation Act, 1949. The proposed amalgamation and any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business. This release does not constitute an offer of securities.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Ranju Sigtia at 91-22-2653 6198 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.45

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
  (Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2010	June 30, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	5,812.54	7,133.44	25,706.93
	a) Interest/discount on advances/bills	3,778.53	5,086.56	17,372.73
	b) Income on investments	1,658.55	1,576.10	6,466.35
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	98.06	200.72	624.99
	d) Others	277.40	270.06	1,242.86
2.	Other income	1,680.51	2,089.88	7,477.65
3.	TOTAL INCOME (1)+(2)	7,493.05	9,223.32	33,184.58
4.	Interest expended	3,821.49	5,148.18	17,592.57
5.	Operating expenses (e)+(f)+(g)	1,483.49	1,546.02	5,859.83
	e) Employee cost	575.59	466.52	1,925.79
	f) Direct marketing expenses	35.81	27.50	125.48
	g) Other operating expenses	872.09	1,052.00	3,808.56
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	5,304.98	6,694.20	23,452.40
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,188.07	2,529.12	9,732.18
8.	Provisions (other than tax) and contingencies	797.82	1,323.65	4,386.86
9.	Exceptional items	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,390.25	1,205.47	5,345.32
11.	Tax expense (h)+(i)	364.27	327.25	1,320.34
	h) Current period tax	515.10	393.05	1,600.78
	i) Deferred tax adjustment	(150.83)	(65.80)	(280.44)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,025.98	878.22	4,024.98
13.	Extraordinary items (net of tax expense)	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,025.98	878.22	4,024.98
15.	Paid-up equity share capital (face value Rs. 10/-)	1,115.50	1,113.36	1,114.89
16.	Reserves excluding revaluation reserves	51,707.33	49,080.07	50,503.48
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..
	ii) Capital adequacy ratio	20.20%	17.38%	19.41%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for quarter) (in Rs. )	9.20	7.89	36.14
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for quarter) (in Rs. )	9.16	7.87	35.99

  (Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2010	June 30, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)
18.	NPA Ratio1
	i) Gross non-performing advances (net of write-off)	9,829.03	9,416.32	9,480.65
	ii) Net non-performing advances	3,456.18	4,607.84	3,841.11
	iii) % of gross non-performing advances (net of write-off) to gross advances	5.14%	4.63%	5.06%
	iv) % of net non-performing advances to net advances	1.87%	2.33%	2.12%
19.	Return on assets (annualised)	1.15%	0.95%	1.13%
20.	Public shareholding
	i) No. of shares	1,115,458,683	1,113,324,087	1,114,845,314
	ii) Percentage of shareholding	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..
1.
The percentage of gross non-performing customer assets to gross customer assets was 4.45% and net non-performing customer assets to net customer assets was 1.62% at June 30, 2010. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	June 30, 2010	June 30, 2009	March 31, 2010
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,115.50	1,113.36	1,114.89
Reserves and surplus	51,707.33	49,080.07	50,503.48
Deposits	200,913.46	210,236.01	202,016.60
Borrowings (includes preference shares and subordinated debt)	94,997.21	91,231.37	94,263.57
Other liabilities	15,263.63	15,758.11	15,501.17
Total Capital and Liabilities	363,997.13	367,418.92	363,399.71

Assets
Cash and balances with Reserve Bank of India	20,381.81	18,446.34	27,514.29
Balances with banks and money at call and short notice	10,063.63	12,081.42	11,359.40
Investments	127,571.18	114,246.93	120,892.80
Advances	184,378.09	198,101.87	181,205.60
Fixed assets	4,289.12	3,674.85	3,212.69
Other assets	17,313.30	20,867.51	19,214.93
Total Assets	363,997.13	367,418.92	363,399.71

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2010	June 30, 2009	March 31, 2010
		(Unaudited)	(Unaudited)	(Audited)
1.	Total income	13,535.31	14,615.06	59,599.77
2.	Net profit	1,091.00	1,035.26	4,670.29
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for quarter) (in Rs. )	9.78	9.30	41.93
	b) Diluted EPS (not annualised for quarter) (in Rs. )	9.74	9.27	41.72

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		June 30, 2010	June 30, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	3,827.78	4,936.18	17,724.41
b	Wholesale Banking	4,214.89	5,593.90	19,254.13
c	Treasury	5,518.80	7,363.59	24,797.80
d	Other Banking	73.75	53.91	437.57
	Total segment revenue	13,635.22	17,947.58	62,213.91
	Less: Inter segment revenue	6,142.17	8,724.26	29,029.33
	Income from operations	7,493.05	9,223.32	33,184.58
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(217.33)	(437.33)	(1,333.51)
b	Wholesale Banking	929.84	576.65	3,645.10
c	Treasury	656.15	1,097.99	2,788.64
d	Other Banking	21.59	(31.84)	245.09
	Total segment results	1,390.25	1,205.47	5,345.32
	Unallocated expenses	..	..	..
	Profit before tax	1,390.25	1,205.47	5,345.32
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(54,123.90)	(25,073.15)	(44,905.31)
b	Wholesale Banking	40,181.79	18,016.68	26,929.31
c	Treasury	61,325.72	53,610.40	63,238.40
d	Other Banking	547.30	600.58	470.63
e	Unallocated	4,891.92	3,038.92	5,885.34
	Total	52,822.83	50,193.43	51,618.37

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
On May 23, 2010, the Board of Directors of ICICI Bank Limited (ICICI Bank) and the Board of Directors of The Bank of Rajasthan Limited (Bank of Rajasthan) at their respective meetings approved an all-stock merger of Bank of Rajasthan with ICICI Bank at a share exchange ratio of 25 shares of ICICI Bank for 118 shares of Bank of Rajasthan. Following the convening of extraordinary general meetings held on June 21, 2010 and receipt of approval from shareholders of ICICI Bank and Bank of Rajasthan, both ICICI Bank and Bank of Rajasthan have applied to the Reserve Bank of India for its approval for the proposed merger under Section 44A of the Banking Regulation Act, 1949.

3.
With respect to consolidated financial results, the loss after tax of ICICI Prudential Life Insurance Company (ICICI Life) for the quarter ended June 30, 2010 was Rs. 115.89 crore. For the quarter ended June 30, 2010, there was a surplus of Rs. 234.71 crore in the non-participating policyholders’ funds. The surplus in the non-participating funds would be transferred at the end of the financial year based on the appointed actuary’s recommendation. If this surplus were transferred in the quarter ended June 30, 2010, the net profit after tax of ICICI Life for the quarter would have been Rs. 118.82 crore and the Bank's consolidated net profit after tax for the quarter would have been Rs. 1,264.43 crore.

4.
The provision coverage ratio of the Bank at June 30, 2010, computed as per the RBI circular dated December 1, 2009, is 64.8% (March 31, 2010: 59.5%). The Bank has been permitted by RBI to achieve the stipulated level of 70% in a phased manner by March 31, 2011.

5.	During the three months ended June 30, 2010, the Bank has allotted 613,369 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints/grievances for the three months ended June 30, 2010:

Opening balance	Additions	Disposals	Closing balance
4	30	31	3

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on July 31, 2010.
9.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
10.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai Date : July 31, 2010	N. S. Kannan Executive Director & CFO

Item 3

S.R. Batliboi & Co. Chartered Accountants	Jalan Mill Compound 95, Ganpatrao Kadam Marg Lower Parel Mumbai 400 013 India Tel: +91 22 4025 6300 Fax: +91 22 4035 6400

Auditor's Report on Quarterly Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (the‘Bank’) for the quarter ended June 30, 2010, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results have been prepared from interim financial statements, which are the responsibility of the Bank's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recoginition and measurement principles laid down in Accounting Standard (‘AS’) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, subject to non-transfer of profit to various reserves, which is done at the end of the year.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs.729,316.4 million as at 30 June 2010, the total revenue of Rs.9,263.6 million and net cash flows amounting to (Rs.25,019.0 million) for the quarter then ended. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results:

(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit for the quarter ended June 30, 2010.